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                          June 23, 2023

       Lisa Palmer
       President and Chief Executive Officer
       Regency Centers Corporation
       One Independent Drive, Suite 114
       Jacksonville, FL 32202

                                                        Re: Regency Centers
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 16, 2023
                                                            File No. 333-272735

       Dear Lisa Palmer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Adam O. Emmerich